Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184510
October 22, 2014

Omnicom Group Inc. and Omnicom Capital Inc.

$750,000,000 3.65% Senior Notes due 2024

Pricing Term Sheet

Co-Issuers:	Omnicom Group Inc. Omnicom Capital Inc.
Ratings*:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.65% Senior Notes due 2024
Principal Amount:	$750,000,000
Coupon:	3.65% per annum
Interest Payment Dates:	Semi-annually on each May 1 and November 1
Initial Interest Payment Date:	May 1, 2015
Maturity Date:	November 1, 2024
Benchmark Treasury:	2.375% due August 15, 2024
Benchmark Treasury Yield:	2.238%
Spread to Benchmark Treasury:	+ 145 basis points
Yield to Maturity:	3.688%
Price to Public (Issue Price):	99.684%
Optional Redemption:	Prior to the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the Issuers’ option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium of 25 basis points, together with accrued and unpaid interest thereon to the redemption date. On or after such date, the notes will be redeemable, as a whole or in part, at the Issuers’ option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.
Trade Date:	October 22, 2014
Settlement Date (T+5):	October 29, 2014
CUSIP:	681919BA3
ISIN:	US681919BA38
Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp.

Co-Managers:

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

SMBC Nikko Securities America, Inc.

Banca IMI S.p.A.

BBVA Securities Inc.

Danske Markets Inc.

ING Financial Markets LLC

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

ANZ Securities, Inc.

Bank of Ireland Group

Comerica Securities, Inc.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

nabSecurities, LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

The Williams Capital Group, L.P.

UniCredit Capital Markets LLC

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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